UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CIMPRESS N.V.

(Name of Issuer)

Ordinary Shares, €0.01 par value

(Title of Class of Securities)

N20146 10 1

(CUSIP Number)

Prescott General Partners LLC
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,906,492
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,906,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,906,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,838,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,838,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,838,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 138,566
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 138,566
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON EP

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,551,679
	8	SHARED VOTING POWER 141,650
	9	SOLE DISPOSITIVE POWER 1,551,679
	10	SHARED DISPOSITIVE POWER 141,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,105[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,105[1]
	10	SHARED DISPOSITIVE POWER 216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,321[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 5,289 share options granted to Mr. Vassalluzzo under the Issuer’s 2005 Non-Employee Directors’ Share Option Plan that vest on or before November 15, 2019.

Explanatory Note:

The following constitutes Amendment No. 2 (the “Amendment”) to the joint filing on Schedule 13D by Prescott General Partners LLC (“PGP”), Prescott Associates L.P. (“Prescott Associates”), Thomas W. Smith and Scott J. Vassalluzzo originally filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2015, as amended by Amendment No. 1 filed with the SEC on February 17, 2016 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo (as amended, the “Schedule 13D”). This Amendment modifies the Schedule 13D to reflect, among other things, the addition of Prescott Investors Profit Sharing Trust (“PIPS”) as a Reporting Person. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“This statement relates to the ordinary shares, par value €0.01 per share, of Cimpress N.V., a limited liability corporation organized under the laws of the Netherlands (the “Issuer”) whose principal executive offices are located at Building D, Xerox Technology Park, Dundalk, Co. Louth, Ireland.”

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) - (f) This Statement is filed jointly by: (i) PGP, (ii) Prescott Associates, (iii) PIPS, (iv) Thomas W. Smith and (v) Scott J. Vassalluzzo (the persons and entities in (i) through (v) are referred to collectively herein as the “Reporting Persons”). The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

PGP is an investment adviser registered with the U.S. Securities and Exchange Commission and its principal business is to act as the general partner of three private investment partnerships, including Prescott Associates (collectively, the “Partnerships”). Prescott Associates is a private investment fund and its principal business is to invest in securities. PIPS is an employee profit-sharing plan of a corporation wholly owned by Mr. Vassalluzzo and its principal business is to invest in securities for the benefit of the corporation’s employees. Each of Messrs. Smith and Vassalluzzo is a private investment manager, a managing member of PGP, and a trustee of PIPS. The business address of each of the Reporting Persons is 2200 Butts Road, Suite 320, Boca Raton, FL 33431.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PGP is a Delaware limited liability company. Prescott Associates is a New York limited partnership. PIPS is an employee profit-sharing plan organized under the laws of the State of Delaware. Each of Messrs. Smith and Vassalluzzo is a citizen of the United States.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“In order to fund the purchase of the ordinary shares reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $146,707,448 of the funds of the Managed Accounts (including $98,741,617 contributed by Prescott Associates), Mr. Vassalluzzo contributed $6,015,675 of his personal funds and Mr. Smith contributed $51,825,459 of his personal funds. The ordinary shares reported as beneficially owned by Mr. Vassalluzzo include the following ordinary shares and share options received by him for his service as a director of the Issuer: (i) 1,349 ordinary shares granted in the form of restricted share units pursuant to the Issuer’s 2011 Equity Incentive Plan (the “2011 Plan”) and (ii) 5,298 share options received pursuant to the Issuer’s 2005 Non-Employee Directors’ Share Option Plan (the “Option Plan”) that vest on or before November 15, 2019.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 3,906,492 ordinary shares held by the Partnerships. PIPS may be deemed to beneficially own 138,566 ordinary shares held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 156,650 and 2,174 ordinary shares, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the “Managed Accounts”. The 4,203,882 ordinary shares owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

Mr. Vassalluzzo currently serves as a director of the Issuer and may be deemed to beneficially own 74,147 ordinary shares for his own account, including 67,500 ordinary shares acquired for investment purposes, 1,349 ordinary shares received under the 2011 Plan and 5,298 share options received under the Option Plan that vest on or before November 15, 2019.

In addition, Mr. Smith may be deemed to beneficially own 1,536,679 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family (the “Ridgeview Shares”). Mr. Smith acquired the Ridgeview Shares for investment purposes.

On November 5, 2019, two of the Partnerships for which PGP acts as general partner, Prescott Associates and Idoya Partners L.P., sold 490,000 and 260,000 ordinary shares, respectively, to the Issuer at a price of $135.00, representing a discount of $1.05 to the closing price of the Issuer’s ordinary shares on November 5, 2019 (the “Transactions”). The Transactions were effected after hours on the NASDAQ Global Select Market and are described further in the Issuer’s Current Report on Form 8-K filed with the SEC on November 6, 2019.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell ordinary shares if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a member of the Issuer’s Board of Directors and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)        Based on information included in the Form 10-Q filed by the Issuer on October 31, 2019, which disclosed that 27,898,571 ordinary shares were outstanding as of October 25, 2019, the aggregate number and percentage of ordinary shares beneficially owned by each of the Reporting Persons is as follows: PGP – 3,906,492 shares (14.0%); Prescott Associates – 2,838,768 shares (10.2%); PIPS – 138,566 shares (0.5%); Mr. Smith – 1,693,329 shares (6.0%); and Mr. Vassalluzzo – 76,321 shares (0.3%).

(b)        PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 3,906,492 ordinary shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,838,768 ordinary shares. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 138,566 ordinary shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,551,679 and 76,105 ordinary shares, respectively. In their capacities as investment managers for certain Managed Accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 156,650 and no ordinary shares, respectively, and to share the power to dispose or to direct the disposition of 156,650 and 216 ordinary shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)       During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving ordinary shares except the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share
11/5/19	Disposition[1]	PGP and Prescott Associates	490,000	$135

11/5/19	Disposition[2]	PGP	260,000	$135

(1) Represents an after-hours sale to the Issuer on the NASDAQ Global Select Market directly by Prescott Associates and indirectly by PGP, as general partner of Prescott Associates.

(2) Represents an after-hours sale to the Issuer on the NASDAQ Global Select Market directly by Idoya Partners L.P. and indirectly by PGP, as general partner of Idoya Partners L.P.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Mr. Vassalluzzo has been a director of the Issuer since January 12, 2015, when he was appointed to serve as a member of the Issuer’s Supervisory Board. At that time the Issuer had a two-tier board structure consisting of a Supervisory Board and a separate Management Board. This structure was replaced in November 2018, when the Issuer moved to a single-tier Board of Directors and reduced the size of its Board to five directors, including Mr. Vassalluzzo.

As a member of the Issuer’s Board, Mr. Vassalluzzo has received and is eligible to receive awards under the Issuer’s various equity compensation plans. Pursuant to the Issuer’s Option Plan, upon his appointment to the Supervisory Board, Mr. Vassalluzzo received a share option to purchase a number of ordinary shares having a fair value equal to $150,000, up to a maximum of 50,000 shares. The Option Plan further provides that on the date of each annual general meeting of the Issuer, each incumbent supervisory director will receive a share option to purchase a number of ordinary shares having a fair value equal to $50,000, up to a maximum of 12,500 shares. The share options have an exercise price equal to the fair market value of the Issuer’s ordinary shares on the date of grant and vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date, and expire upon the earlier of ten years from the date of grant or three months after the supervisory director ceases to serve as a director. As of the date hereof, Mr. Vassalluzzo has received 5,298 share options from the Issuer, 3,989 of which were granted on February 3, 2015 and 1,309 of which were granted on November 17, 2015.

In addition to the share options described above, under the Issuer’s 2011 Plan, on the date of each annual general meeting of the Issuer, each incumbent supervisory director received restricted share units having a fair value equal to $110,000. Restricted share units granted to the Issuer’s supervisory directors after July 1, 2013 vest at a rate of 12.5% per quarter over a period of two years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. As of the date hereof, Mr. Vassalluzzo had received 1,349 restricted share units from the Issuer under the 2011 Plan, all of which were granted on November 17, 2015.

Currently, Mr. Vassalluzzo and other members of the Issuer’s Board are eligible to receive incentive-based share compensation pursuant to the Issuer’s 2016 Performance Equity Plan (the “2016 Plan”). Under the 2016 Plan, each incumbent director receives $125,000 of performance share units (“PSUs”) annually in connection with the Issuer’s annual general meeting of shareholders so long as they remain a director following that annual general meeting. Each PSU represents a right to receive between 0 and 2.5 ordinary shares of the Issuer upon the satisfaction of certain conditions, which include service-based vesting over time and performance, the latter of which is linked to the compound annual growth rate, or CAGR, of the three-year moving average of the daily closing share price of the Issuer’s ordinary shares, or 3YMA, over a six- to ten-year period. The Issuer determines the number of PSUs to be granted to each director by dividing the $125,000 figure by the 3YMA of the Issuer’s ordinary shares as of a baseline date, which for incumbent directors such as Mr. Vassalluzzo is November 15 of each year.

2016 Plan: Service-based Vesting Condition

For so long as a director continues to serve on the Issuer’s Board, the PSUs granted to the director will vest at a rate of 25% of the original number of PSUs per year over the four years following the applicable annual general meeting (for PSU awards granted to incumbent directors) or the general meeting at which the director was first appointed (for PSU awards granted to newly appointed directors). If a director ceases to serve on the Board, other than for cause, they retain all PSUs that have satisfied the service-based vesting condition as of their last day of service on the Board. If the Issuer achieves the thresholds described in the performance condition below, the former director would receive ordinary shares upon settlement of the PSUs, even though they are no longer a member of the Issuer’s Board.

2016 Plan: Performance Condition

In addition to the service-based vesting conditions described above, the PSU awards are subject to performance conditions linked to the CAGR of the 3YMA over a six- to ten-year period. In sum, beginning on the sixth anniversary of the baseline date for each PSU award, and on each anniversary thereafter through the tenth anniversary, the Issuer calculates the 3YMA as of such date, which it refers to as a measurement date. On the first such measurement date that the 3YMA equals or exceeds a CAGR of 11%, the 3YMA performance condition would be satisfied, and the Issuer would issue to the director the number of ordinary shares determined by multiplying the number of vested PSUs subject to the award by the applicable performance-based multiplier set forth in the 2016 Plan. If the Issuer fails to achieve any of the2016 Plan’s CAGR performance goals by the tenth anniversary of the baseline measurement date for the PSU award, then the award will be terminated and no ordinary shares will be issued with respect to it.

As of the date hereof, Mr. Vassalluzzo holds a total of 3,997 unvested PSUs issued under the 2016 Plan, including 1,541 PSUs granted on November 15, 2016, 1,291 PSUs granted on November 15, 2017 and 1,165 PSUs granted on November 15, 2018, respectively.

The summaries of the Option Plan, 2011 Plan and 2016 Plan set forth above are qualified in their entirety by reference to the Option Plan, 2011 Plan and 2016 Plan, copies of which are filed as Exhibits 2, 3 and 4, respectively, and incorporated herein by reference.

With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.       Agreement relating to the joint filing of Statement on Schedule 13D dated November 7, 2019.

2.        2005 Non-Employee Directors’ Share Option Plan, as amended (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 filed with the SEC on October 29, 2010).

3.       2011 Equity Incentive Plan (incorporated by reference to Appendix A to the Issuer’s Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 8, 2011).

4.       2016 Performance Equity Plan, as amended (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2019

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13D, dated November 7, 2019, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: November 7, 2019

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo